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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                Amendment No. 11
                                ----------------

                             ASM INTERNATIONAL N.V.
                             ----------------------
                                (Name of Issuer)


                   Common Stock, par value Euro 0.4 per share
                   ------------------------------------------
                         (Title of Class of Securities)


                                   N07045102
                                   ---------
                                 (CUSIP Number)

                        FURSA ALTERNATIVE STRATEGIES LLC
                          444 Merrick Road, 1st Floor
                               Lynbrook, NY 11563
                                  646-205-6200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               December 12, 2007
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. N07045102                                             Page 2 of 5
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         NAME OF REPORTING PERSON
1
         Fursa Alternative Strategies LLC
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)

                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                                7     SOLE VOTING POWER

                                      4,940,883
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     -0-
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                      4,940,883
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,940,883
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (see Instructions)
                                                                        [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.1%
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14       TYPE OF REPORTING PERSON (see Instructions)

         IA
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CUSIP NO. N07045102                                             Page 3 of 5
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INTRODUCTION:

This Amendment No. 11 (the "Amendment") to the statement on Schedule 13D filed by Fursa Alternative Strategies LLC (the "Reporting Person"), as previously amended (the "Schedule 13D") is being filed to further amend the Schedule 13D as specifically set forth below.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is amended to add the following:

The Reporting Person, a 9.1% shareholder of ASM International NV ("ASMI"), is supporting a team of leading experts from the wafer processing equipment industry who have been developing an ambitious plan for the front end business of ASMI. The team also includes several individuals with impressive track records in building and running world leading businesses in the semiconductor equipment industry. The Reporting Person believes the prospective new team, their strategy for reinvigorating ASMI and execution capabilities could unlock and create significant shareholder value.

The current implied Enterprise Value of ASMI's front-end business of just
(euro)10 million (*) suggests that the markets do not currently believe ASMI will deliver growth and profitability. The Reporting Person believes that the market appears to doubt whether ASMI will achieve the commitment announced at the AGM in May 2006 to deliver peer level margins by 2009.

The Reporting Person is of the opinion that a significant strengthening in the board of ASMI is needed to steer ASMI to growth and peer level margins. The Reporting Person will encourage, in the near future, the support from both ASMI's Supervisory Board and Management Board for a plan that would see members of the new team appointed to key positions on the Company's Supervisory Board and Management Board to ensure full implementation of the their plan. The Reporting Person would welcome it if ASMI's shareholders would be given the opportunity to vote on these appointments in a shareholder meeting. Based on the articles of association of ASMI, if recommended by the Supervisory Board, an ordinary majority of the votes cast in favor at the shareholder meeting would be sufficient to effect these appointments. Without a recommendation of the Supervisory Board, the ordinary majority of the votes cast in favor of these appointments would need to represent in excess of 50% of ASMI's outstanding shares. In case the recommendation of the Supervisory Board could ultimately not be obtained, the Reporting Person would consider alternative mechanisms to procure the changes it believes are necessary. Such alternatives could include an exchange offer for the Company. If successful, (tendering) shareholders would, through a vehicle, take control of ASMI and change the constitution of the Company's Supervisory Board and Management Board. The Reporting Person currently plans on remaining a long term investor in the new ASM once the changes of the management have been completed.

The Reporting Person currently has no agreements which would be related to or would result in any of the matters described in Items 4 (a)-(j) of Schedule 13D, other than as disclosed herein. However, the Reporting Person expects its evaluation of this investment and investment alternatives to be ongoing. Subject to applicable law, the Reporting Person may formulate a plan with respect to its investment, and from time to time, the Reporting Person may hold discussions with or make formal proposals concerning the business, operations, board composition, management, strategy and future plans of the Issuer to


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CUSIP NO. N07045102                                             Page 4 of 5
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management or the Board of Directors of the Issuer, other shareholders of the
Issuer or other third parties regarding such investment.

(*) Based on an ASMI share price of (euro)16.00 and 65 million shares outstanding on a fully diluted basis, a net cash position of (euro)53.2 available to the front end operations and an investment in ASM PT based of 210 million shares at HKD 53.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended as follows:

           (a) As of December 12, 2007, the Reporting Person may be deemed to beneficially own on behalf of private affiliated investment funds and separately managed accounts over which it exercises discretionary authority 4,940,883 shares of the Issuer's Common Stock, representing approximately 9.1% of the outstanding Common Stock (based on 54,005,214 shares outstanding as of September 30, 2007, as reported by the Issuer in its Form 6-K filed October 10,
           2007).

           (b) The Reporting Person exercises sole voting and dispositive power over the 4,940,883 shares of the Issuer's Common Stock.

           (c) The Reporting Person has not effected any transactions in the Issuer's Common Stock during the past sixty (60) days.





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CUSIP NO. N07045102                                             Page 5 of 5
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                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2007

                                          FURSA ALTERNATIVE STRATEGIES LLC,
                                          a Delaware Limited Liability Company



                                          By:  /s/ William F. Harley, III
                                               -------------------------------
                                               William F. Harley, III
                                               Chief Investment Officer